January 21, 2022

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re: Expion360 Inc.

Draft Registration Statement on Form S-1

Filed December 17, 2020

File No. 0001894954

Ladies and Gentlemen:

Thank you for your comments dated January 13, 2022 to our registration statement on Form S-1, which was submitted on December 17, 2021. We have addressed each of the comments raised by you and your team below and in the amended registration statement filed on EDGAR on January 21, 2022 (the “Amended Registration Statement”).

Outlined below are our responses to each of your comments:

Market Data, page ii

1.	We note the first sentence of this section. In each instance throughout the prospectus where you cite data, please indicate the source of the data. In addition, please tell us whether you commissioned any of the third-party data included in your registration statement, and if so whether you are required to file any consents pursuant to Rule 436.

Expion360 Response:

We have updated the prospectus to include references to source materials for industry data. Please see revised text on pages 1-3 and 28-29. We did not commission any of the third-party data included in the registration statement, nor do any of the third party data providers referenced constitute “experts” as defined in Section 7 of the Securities Act of 1933, as amended (Section 7 defines experts as “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.”) and, accordingly, we respectfully submit that no consents are required pursuant to Rule 436.

Prospectus Summary, page 1

2.	Please provide quantitative and qualitative support for the statement that you are an “an industry leader” for both lithium battery manufacturing and supporting accessories for recreational vehicles and your “success” in the industry. Also provide support for the assertion that you are “currently positioned to lead” the rapid market conversion from lead-acid to lithium batteries as the primary method of power sourcing. Finally, expand to explain how your true 12-year warranty is an industry “game-changer.”

Expion360 Response:

We have revised the prospectus to qualify the referenced statements. Please see revised text on pages 1-3 and 28-29.

3.	Provide support for the assertions that your batteries have a lifespan of 12 years three to four times that of lead-acid batteries and with ten times the number of charging cycles, and that your typical battery provides three times the power than the typical, lead-acid battery despite being half the weight.

Expion360 Response:

We have revised to clarify that our batteries have an expected lifespan of 12 years and to identify the lead-acid battery type against which the lifespan comparison is made for purposes of lifespan and number of charging cycles and weight. The information for lead-acid batteries is available from www.batteryuniversity.com, a free educational website which we believe provides reliable industry information.

4.	Please expand to discuss the nature of your partnerships with Camping World, Electric World, Patrick Distribution, and NTP-STAG. Disclose whether you have binding agreements with these entities, and if so discuss the terms of those agreements and provide an analysis of whether you should file any agreements as exhibits. Please also clarify the nature of your “planned partnerships” with Meyer Distributing and Land ‘n Sea, and your “plan to begin” partnerships with Lewis Marine Supply, Northern Wholesale Supply, and Lorenz and Jones, such as whether you have binding agreements, LOIs, MOUs or other arrangements with these entities.

Expion360 Response:

We have revised each of these references to clarify that these are our customers and expected customers/sales relationships, respectively. Please see revised text on pages 1-3 and 28-29. No binding partnerships have been entered and there are no LOIs, MOUs or other agreements with respect to a partnership.

Risk Factors, page 6

5.	You disclose on page 18 that you had total liabilities of $2,966,100 as of December 31, 2020; however, per your balance sheet on page F-4, you had total liabilities of 2,984,058 as of December 31, 2020. Please revise your disclosure to address this apparent discrepancy.

Expion360 Response:

We have revised page 18 to match the amount specified on the balance sheet on page F-4.

Use of Proceeds, page 20

6.	You disclose that you currently intend to use a portion of the net proceeds for the repayment of indebtedness. Please tell us what consideration you gave as to whether pro forma information, including pro forma earnings per share, should also be provided related to the repayment of indebtedness. Refer to Rule 11-01(a)(8) of Regulation S-X for further information.

Expion360 Response:

We did consider the pro forma requirements under Rule 11-01(a)(8) of Regulation S-X, but believed that the debt repayment related to the amounts outstanding of $550,000 as of September 30, 2021 was immaterial to the total use of proceeds, and the related interest was immaterial to the pro forma adjusted loss per membership unit. Of the total amount of debt to be repaid from use of proceeds of $2,150,000, $600,000 was outstanding at September 30, 2021 consisting of short-term revolving loans, of which $50,000 was repaid subsequent to September 30, 2021 leaving an outstanding balance of $550,000. Additionally, bridge loans totaling $1,600,000 to be repaid from the use of proceeds were received subsequent to September 30, 2021. Consequently, the remaining principal balance of debt outstanding at September 30, 2021 of $550,000 to be repaid from the use of proceeds is less than 5% of the total use of proceeds. The total interest expense related to the $600,000 outstanding debt at September 30, 2021 was $52,500, which, as adjusted on a pro forma basis, would reduce the loss per membership unit from approximately $6.9 to $6.4, an amount we also deemed immaterial. However, for full transparency, we have updated our disclosure for use of proceeds to disclose the pro forma information.

Financial Information, page 25

7.	Please ensure that all amounts presented on page 27 agree to the amounts presented on your audited statements of operations on page F-5. As currently presented, there are several amounts on page 27 that do not agree to the corresponding amounts on page F-5.

Expion360 Response:

We have revised pages 27 and F-5 such that the amounts presented are in agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

8.	Please review all percentage changes that you have disclosed throughout MD&A, as it appears to us that the vast majority have not been presented accurately. For example, you disclose on page 33 that sales for the nine months ended September 30, 2021 increased by 278.3% compared to the nine months ended September 30, 2020. It appears that sales for the nine months ended September 30, 2021 actually increased by 178.3%, not 278.3%, compared to the nine months ended September 30, 2020.

Expion360 Response:

We have reviewed and revised the percentage change errors throughout the MD&A.

9.	You disclose on page 35 that sales for the year ended December 31, 2020 increased compared to the year ended December 31, 2019. Based on the amounts presented on your audited statements of operations on page F-5, sales for the year ended December 31, 2020 actually decreased compared to the year ended December 31, 2019. Please revise your disclosure to address this apparent discrepancy.

Expion360 Response:

The referenced information presented on page F-5 was incorrect. We have revised to correct the information.

Liquidity and Capital Resources, page 36

10.	Please enhance your disclosure on page 37 to also discuss the changes in your operating, investing, and financing cash flows as depicted in your statements of cash flows for the nine months ended September 30, 2021 and 2020 in accordance with the SEC Interpretive Release No. 33-8350.

Expion360 Response:

We have updated page 37 as requested.

Competitive Strengths, Supply Chain, page 48

11.	We note the statement that “The following article provides more insight into how lithium is used across various markets…” Please provide the source of the article and clarify which parts of your prospectus constitutes the article, and which parts are your own disclosure. Please also clarify the two references to “[t]he following link” as we could not find the links.

Expion360 Response:

We have removed this reference.

Executive Compensation, page 55

12.	Please update your compensation disclosure as of the fiscal year ended December 31, 2021. See Item 402 of Regulation S-K.

Expion360 Response:

We have updated the executive compensation disclosure on page 55 as requested.

Transactions with Related Persons, Promoters and Certain Control Persons, page 61

13.	Please provide the disclosure required by Item 404(b) of Regulation S-K.

Expion360 Response:

We have made the requested changes on page 61.

Registration Rights, page 64

14.	Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Expion360 Response:

There are no relevant maximum cash penalties under the registration rights agreement or additional penalties resulting from delays in registering our common stock.

Experts, page 74

15.	Given the fact that your financial statements as of and for the nine months ended September 30, 2021 have actually not been included in reliance upon the report of M&K CPAS PLLC, please revise your disclosure to only make reference to your financial statements as of and for the years ended December 31, 2019 and 2020.

Expion360 Response:

We have made the requested update to page 74.

Balance Sheets, page F-4

16.	We note, per your audited balance sheet as of December 31, 2019, that you had total current liabilities of $-204,154. Please confirm, if true, that you actually had a contra current liability balance of $-204,154 as you indicate on page F-4; otherwise, revise your presentation to state that you had total current liabilities of $204,154 as of December 31, 2019.

Expion360 Response:

We have revised page F-4 to correct the previous typo. The updated disclosure now states correctly that we had total current liabilities of $204,154 as of December 31, 2019.

Statements of Operations, page F-5

17.	We note that your audited statements of operations for the years ended December 31, 2020 and 2019 do not sum to the correct amounts. As currently presented, the amounts for gross profit, loss from operations, loss before taxes, franchise taxes, net loss, and net loss per membership unit all appear to be inaccurately presented. Please perform a comprehensive review and correct your audited statements of operations as needed. In doing so, please ensure that you also correct all related disclosures presented in MD&A and the footnotes to your financial statements, as applicable.

Expion360 Response:

We have revised page F-5 as requested and conducted a comprehensive review and correction of financial figures presented throughout the prospectus (including, inter alia, the MD&A and audited states of operations).

Statements of Cash Flows, page F-7

18.	You appear to have presented borrowings on your line of credit and short-term revolving loans net of payments on pages F-7 and F-31. Please tell us how such a presentation is consistent with ASC 230-10-45-7 through 9 or revise your presentation accordingly.

Expion360 Response:

We have revised the presentation on F-7 and F-31 to show borrowings and repayments separately.

Note 2. Summary of Significant Accounting Policies Concentration of Major Customers, page F-12

19.	We note your disclosure that sales to four customers comprised approximately 57% of total sales for the year ended December 31, 2020. We further note that sales to two customers comprised approximately 30% of total sales for the year ended December 31, 2019. With reference to ASC 280-10-50-42, please disclose here and on page F-37 the total amount of revenue from each customer who represented more than ten percent of revenue for each period presented in the notes to your financial statements.

Expion360 Response:

We have updated pages F-12 and F-37 as requested. We have also added risk factor disclosure on page 6.

Note 12. Commitments and Contingencies, page F-20

20.	You disclose on page F-21 that your total lease liability was $221,248 as of December 31, 2020; however, you also disclose on page F-21 that your total lease liability was $248,470 as of December 31, 2020. Please revise your disclosure to address this apparent discrepancy.

Expion360 Response:

We have corrected the addition error on F-21 to reflect the correct total lease liability of $221,248.

Note 15. Subsequent Events, page F-22

21.	We note that you revoked your election to be taxed as an S Corporation and converted to a C Corporation effective November 16, 2021. As such, please tell us what consideration you gave to SAB Topic 1:B.2.

Expion360 Response:

We did give consideration to SAB Topic 1:B.2 as well as FASB ASC 740, Income Taxes, notably the guidance in ASC paragraphs 740-10-25-32 through 25-34 regarding change in tax status.

ASC paragraph 740-10-25-33 states:

25-33 The effect of an election for a voluntary change in tax status is recognized on the approval date or on the filing date if approval is not necessary and a change in tax status that results from a change in tax law is recognized on the enactment date.

The related guidance in ASC paragraph 740-10-25-34 further states:

25-34 For example, if an election to change an entity's tax status is approved by the taxing authority (or filed, if approval is not necessary) early in Year 2 and before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) for Year 1, the effect of that change in tax status shall not be recognized in the financial statements for Year 1.

In addition, in May 2020, the SEC amended its requirements for registrants to provide information about significant business acquisitions and disposals. Among other things, the new rules changed the form and content of the pro forma financial information required by Article 11 of Regulation S-X. See SEC Release 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Business (Final Rule).

According to the SEC guidance, amended Rule 11-02(a)(12) of Regulation S-X states that a registrant must not present pro forma financial information on the face of the registrant’s historical financial statements or in the accompanying notes, except where such presentation in required by U.S. GAAP or IFRS-IASB, as applicable.

Therefore, we believe if an election to change a company’s tax status is approved by the tax authority (or filed, if approval is not necessary) after the balance sheet date but before the financial statements are issued, the change in tax status would be reflected in the period in which the change is approved by the tax authority (or filed, if approval is not necessary).

Furthermore, consistent with the accounting guidance and framework in FASB ASC 740, in the US the tax effective date for a change in tax status is dependent on when the election is filed. If the change in tax status is filed with the IRS no later than two months and 15 days after the beginning of the tax year, the election is retroactively effective to the beginning of the current tax year. Alternatively, if the change in tax status is not filed within that period, the election is effective as of the beginning of the next tax year.

In conclusion, the amended SEC regulations indicate that we cannot provide pro forma information in our financial statements or disclosures unless required by GAAP. GAAP states that change shall be reflected in the period in which the change occurred, which was November 2021, subsequent to the reporting period. We further reviewed the materiality of potential pro forma disclosure. The most significant attribute that would give rise to a deferred tax asset would be the accumulated losses, but because the entity was taxed as an S corporation, those losses would not be carried forward as an asset of the C corporation. All other book to tax differences, including depreciation, were determined to be immaterial.

22.	Indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Expion360 Response:

We have updated Item 15 as requested.

General

23.	We note that your forum selection provision in Article X of your Articles of Incorporated filed as Exhibit 3.1 identifies the Nevada Eighth Judicial District Court of Clark County Nevada as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Expion360 Response:

The forum selection provisions in Article VIII of the Company’s Articles of Incorporation begins with the words “To the fullest extent permitted by law”. The Company acknowledges the comment that Section 27 of the Exchange Act, and Section 22 of the Securities Act, create exclusive jurisdiction for certain actions. The Company’s forum selection provision would be preempted by such laws. Additionally, we have added disclosure on page 63 reflecting these provisions and noting that federal law may preempt their enforcement.

24.	In the Alternate Pages for the Resale Prospectus, please revise to disclose a fixed price (or a range) at which the selling stockholders will sell their shares until the securities are quoted on the Nasdaq, after which the securities can be offered and sold at prevailing market prices or at negotiated prices.

Expion360 Response:

The shares to be registered with respect to the selling stockholders relate to warrants held by the selling stockholders. None of those warrants have been exercised as of the date hereof. The Company’s obligation to register the shares underlying the selling stockholder warrants is contingent upon the Company listing its shares on a domestic or foreign exchange. The selling stockholders are not expected to exercise their warrants prior to the IPO. However, where the selling stockholders did exercise their warrants to acquire shares in advance of the listing on Nasdaq, would be free to resell at prices satisfactory to them (keeping in mind the warrant exercise price is $3.32). Accordingly, we respectively believe that no fixed price disclosure should be included.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact me at (541) 797-6714 or john@expion360.com.

Very truly yours,

-/s/ John Yozamp

John Yozamp

Chief Executive Officer

Expion360 Inc.